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8-18-04

AA 8-17-04

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04013021

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 6 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 45027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
West Broadway Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas
(No. and Street)

NY (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

West Broadway Partners, L.P.

Financial Statements
December 31, 2003

West Broadway Partners, L.P.
Index
December 31, 2003

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
West Broadway Partners, L.P.

In our opinion, the accompanying statement of financial condition, including the condensed schedule of investments, and the related statements of operations, changes in partners' capital and cash flows, present fairly, in all material respects, the financial position of West Broadway Partners, L.P. (the "Partnership") at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's General Partner; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2004

West Broadway Partners, L.P.
Statement of Financial Condition
December 31, 2003

Assets	
Receivable from clearing broker	$ 14,990,415
Financial instruments owned, pledged to clearing broker, at market value	70,291,503
Investment in affiliated fund	402,597
Interest and dividends receivable	91,464
Other	83,523
Total assets	$ 85,859,502
Liabilities and Partners' Capital	
Liabilities	
Financial instruments sold, not yet purchased, at market value	$ 33,740,362
Dividends and interest payable	39,451
Accrued expenses and other liabilities	621,436
Total liabilities	34,401,249
Partners' capital	51,458,253
Total liabilities and partners' capital	$ 85,859,502

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Condensed Schedule of Investments
December 31, 2003

Number of Shares or Principal Amount	Description	Market Value	Percentage of Partners' Capital
	Financial Instruments Owned, Pledged to Clearing Broker		
	Common Stocks		
	United States		
	Energy Related	$ 153,140	0.30%
	Medical Products and Services		
70,000	Advance PCS	3,686,200	7.16%
45,250	Wellpoint Health Networks, Inc.	4,388,798	8.53%
68,035	Mid Atlantic Medical Services	4,408,668	8.57%
	Other	2,380,000	4.63%
	Electronics and Computer Related		
193,000	Titan Corp.	4,209,330	8.18%
	Other	1,660,160	3.23%
	Utilities and Related	1,726,200	3.35%
	Insurance and Related Industries		
99,225	John Hancock Financial Services, Inc.	3,720,938	7.23%
	Other	3,070,992	5.97%
	Banking		
101,650	FleetBoston Financial Corp.	4,437,023	8.62%
	Other	4,830,317	9.39%
	Business Services		
320,000	Concord EFS, Inc.	4,748,800	9.23%
	Other	4,473,887	8.69%
	Radio, Television and Cable	445,022	0.86%
	Real Estate	729,693	1.42%
	Natural Resources	2,555,840	4.97%
	Total United States (cost $49,540,889)	51,625,008	100.32%
	United Kingdom		
	Medical Products and Services		
319,550	Amersham PLC	4,363,941	8.48%
	Retail Sales	630,466	1.23%
	Total United Kingdom (cost $4,908,057)	4,994,407	9.71%
	Germany		
	Utilities and Related	932,448	1.81%
	Total Germany (cost $928,198)	932,448	1.81%
	Total Common Stocks ($55,377,144)	57,551,863	111.84%
	Debt Securities		
	United States		
	Energy Related		
$ 2,000,000	Pacific Gas & Electric Co Med Term NTS 8.575% 11/15/01	2,027,500	3.94%
$ 1,000,000	Pacific Gas & Electric144A 7.958% 10/31/01	1,006,250	1.96%
	Other	4,755,460	9.24%
	Communications	1,598,000	3.11%

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Condensed Schedule of Investments
December 31, 2003

Number of Shares or Principal Amount	Description	Market Value	Percentage of Partners' Capital
Financial Instruments Owned, Pledged to Clearing Broker			
	Real Estate		
$ 1,500,000	Amerco Medium Term Notes #22 7.230% 1/21/27	1,533,750	2.98%
$ 1,500,000	Amerco SNR Notes 8.8% 2/04/05	1,569,375	3.05%
	Total Debt Securities (cost $12,356,454)	12,490,335	24.27%
	Money Market (cost $13,705)	13,705	0.03%
	Options		
	United States		
	Transportation and Related (cost $96,370)	235,600	0.46%
	Total Financial Instruments Owned, Pledged to Clearing Broker (cost $67,843,673)	70,291,503	136.60%
Financial Instruments Sold, Not Yet Purchased			
	Common Stocks		
	United States		
	Energy Related	160,680	0.31%
	Medical Products and Services		
45,250	Anthem, Inc.	3,393,750	6.60%
135,590	Caremark RX	3,434,495	6.67%
55,818	UnitedHealth Group, Inc.	3,247,491	6.31%
	Other	944,789	1.84%
	Electronics and Computer Related		
116,800	First Data Corp.	4,799,312	9.33%
	Other	1,703,800	3.31%
	Communications	947,888	1.84%
	Transportation and Related	1,057,900	2.06%
	Insurance and Related Industries		
117,635	Manulife Financial Corp.	3,800,095	7.38%
	Other	1,802,688	3.50%
	Banking		
56,425	Bank of America Corp.	4,538,263	8.82%
	Business Services	752,067	1.46%
	Conglomerates	487,625	0.95%
	Natural Resources		
56,910	Anglogold, Ltd.	2,657,697	5.16%
	Total Common Stocks (proceeds $31,661,659)	33,728,540	65.55%
	Options		
	United States		
	Transportation and Related (proceeds $33,058)	1,900	0.00%
	Futures Contracts on Indices	9,922	0.02%
	Total Financial Instruments Sold, Not Yet Purchased (proceeds $31,694,717)	$ 33,740,362	65.57%

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Operations
Year Ended December 31, 2003

Revenues	
Net realized and unrealized gain (loss) on	
Securities transactions	$ 2,323,266
Loss on investment in affiliated fund	(77,694)
Reverse conversion transactions	85,509
Futures	(17,040)
Foreign currency transactions	135,789
Interest	241,605
Dividends	1,594,204
Total revenues	4,285,639
Expenses	
Interest	217,802
Dividends	461,744
Management fee	825,004
Professional fees	122,023
Total expenses	1,626,573
Net income	$ 2,659,066

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2003

	General Partner	Limited Partners	Total
Partners' capital, January 1, 2003	$ 6,785	$ 62,027,982	$ 62,034,767
Contributions	-	8,645,000	8,645,000
Withdrawals	-	(21,880,580)	(21,880,580)
Allocations of net income			
Pro-rata allocation	607	2,658,459	2,659,066
Incentive allocation	179,448	(179,448)	-
Partners' capital, December 31, 2003	$ 186,840	$ 51,271,413	$ 51,458,253

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities		
Net income		$ 2,659,066
Unrealized loss on investment in affiliated fund		87,670
(Increase) decrease in operating assets		
Receivable from clearing broker	$ 8,373,253	
Financial instruments owned, pledged to clearing broker	(10,305,473)	
Investment in affiliated fund	(338,883)	
Interest and dividends receivable	(39,063)	
Distributions receivable	(83,523)	(2,393,689)
Increase (decrease) in operating liabilities		
Financial instruments sold, not yet purchased	16,898,773	
Interest and dividends payable	(4,176,274)	
Payable to swap counterparty	(323,127)	
Accrued expenses and other liabilities	483,161	12,882,533
Net cash provided by operating activities		13,235,580
Cash flows from financing activities		
Capital contributions by limited partners		8,645,000
Capital withdrawals by limited partners		(21,880,580)
Net cash used in financing activities		(13,235,580)
Net change in cash		-
Cash		
Beginning of year		-
End of year		$ -
Supplemental disclosure of cash flow information		
Cash paid during the year for interest		$ 199,907

The accompanying notes are an integral part of these financial statements.

1. Organization

West Broadway Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies such as merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage and stock index arbitrage, although the Partnership will also participate in other investment strategies, including reverse conversion transactions. West Broadway Advisors, LLC (the "General Partner"), an Illinois corporation, serves as the general partner of the Partnership.

2. Significant Accounting Policies

Financial Instrument Transactions

Purchases and sales of financial instruments owned, pledged to clearing broker, and financial instruments sold, not yet purchased, other equity derivatives, financial futures and the related revenues and expenses are recorded on a trade-date basis. All financial instrument transactions are executed and cleared through, and held in custody primarily by one broker. This broker is a member of major U.S. and international securities exchanges. Net gain on reverse conversion transactions, which includes realized gains and losses on the underlying securities and option components of such transactions, are determined on the trade date with the counterparty and recognized over the term of the transaction.

Valuation

Securities listed on a national securities exchange are valued at their last sales price. Securities which are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Equity derivatives, which include "total return swaps", are valued by the relationship to the underlying equity security and money market based interest rates.

Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market makers.

The investment in affiliated fund is carried at fair value, which reflects the Partnership's proportionate share of the net assets of the underlying partnership.

Financial instruments are either carried at market or fair value, or at amounts that approximate fair value.

Interest and Dividends

Interest income is recognized on the accrual basis. Dividend income and dividends paid on financial instruments sold, not yet purchased, are recognized on the ex-dividend date.

Taxes

No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of the Partnership's taxable income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Monetary Transactions
The Partnership may receive a variety of research, execution, and other types of products and services through "soft dollar" arrangements entered into with brokers. No amounts have been included in the financial statements with respect to such arrangements.

3. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments may include financial instruments sold, not yet purchased, financial futures contracts, total return swaps, and written option contracts. At December 31, 2003, the Partnership owned or sold short securities, financial futures and written option contracts. There were no total return swaps outstanding at December 31, 2003.

Financial instruments sold, not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the financial statements.

Financial futures contracts are traded on national futures exchanges. They provide for the delayed delivery of securities or money-market instruments for which the counterparty agrees to make or take delivery at a specified future date for a specified future price or yield. These contracts contain off-balance-sheet market risk since the value of the contracts is directly influenced by changes in market prices of underlying instruments.

Exchange traded options allow the holder of the option to buy or sell specified securities at the holder's option. As a writer of exchange listed options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option. Accordingly, these transactions result in off-balance-sheet risk as the Partnership may be committed to purchase or sell securities at a future date at prevailing market prices.

During the year, the Partnership engaged in reverse conversion transactions which is a form of arbitrage in which the sale of stock is done simultaneously with the purchase of an unlisted call option and the sale of an unlisted put option, each generally with identical strike prices and expiration dates, which creates the equivalent of an offsetting securities position. The Partnership is subject to market risk to the extent of unfavorable changes in the dividends paid on the underlying financial instruments sold, not yet purchased. The Partnership is also exposed to credit risk in the event that the counterparties on the unlisted options are unable to meet their contractual obligations to the Partnership. Additionally, as a writer of a put option, the Partnership is exposed to off-balance sheet risk as the Partnership may be committed to buy securities at a future date at

prevailing market prices. The Partnership had no reverse conversion transactions outstanding at December 31, 2003.

The Partnership attempts to minimize its exposure to market and credit risks through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risks are minimized by entering into such transactions only with securities with a history of consistent dividends and with the Partnership's clearing broker as the sole counterparty.

The Partnership clears all of its securities transactions through a clearing broker. Accordingly, substantially all of the Partnership's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Partnership and its clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Partnership no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes there is no maximum amount assignable to this right. At December 31, 2003, the Partnership did not record liabilities with regard to the right. The Partnership has the ability to pursue collection from or performance of the counterparty. The Partnership's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business. In the normal course of business the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

4. Receivable from Clearing Broker

The balance with the clearing broker represents the net proceeds of the financial instruments sold, but not yet purchased and amounts on deposit. Such amounts are subject to margin and other requirements and may not be available for general use, except to close out open short positions.

5. Investment in Affiliated Fund

Investment in affiliated fund at December 31, 2003 represents a 25% limited partner interest with a fair value of $402,597 in West Broadway Interactive Capital Fund, LLC. The affiliated fund is also managed by the Partnership's General Partner, and is invested in private equity.

As of December 31, 2003 the Partnership has not evaluated this investment for purposes of determining whether it would be deemed a "variable interest entity" as defined in Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51". As such, accounting requirement is not applicable until the Partnership's year ended December 31, 2005. Should the Partnership hold such investment (or similar investments) when this accounting standard becomes applicable to the Partnership, and should such investment be deemed a "variable interest entity," the Partnership may be required to account for this investment (or similar investments) using a consolidated approach. At this time, the Partnership's maximum exposure to loss as a result of its involvement with this investment would be limited to the fair value of the Partnership's investment in this entity.

6. Partnership Terms

Pursuant to the limited partnership agreement, as amended, the Partnership pays the General Partner a management fee computed at an annual rate of 2% of net assets for services rendered in connection with the management and operation of the Partnership. Such fee is calculated monthly based on the value of the net assets of the Partnership at the end of each calendar month. The General Partner may waive its right to receive management fees from certain limited partners. As of December 31, 2003, management fee payable of $63,318 is included as a component of accrued expenses and other liabilities.

In addition, at the end of each year, the General Partner will receive an incentive allocation equal to 20% of the net profits allocated to each limited partner's capital account, exclusive of the limited partner's capital account of the principal of the General Partner. The General Partner participated in the Partnership's results of operations and was allocated $607 of net income in its role as a partner of the Partnership and also received its incentive allocation.

The term pro rata as used in the statement of changes in partners' capital represents the allocation of income/loss made at the close of each fiscal period in accordance with the partnership agreement. In general, trading income and expenses are allocated among the partners in proportion to each partner's capital interest as of the beginning of such fiscal period.

Under the terms of the limited partnership agreement, a limited partner may withdraw all or any part of its capital account at the end of any fiscal quarter, subject to providing thirty days prior notice to the General Partner.

The General Partner's capital does not include a limited partnership interest of the principal of the General Partner. Such capital amounting to $10,522,207 as of December 31, 2003 is included as a component of Limited Partners' capital.

In order to allow certain investors to participate in "hot-issue", a specified amount of capital may be transferred between the Partnership and an affiliate, at the discretion of the General Partner. There were no hot issues traded during the year ended December 31, 2003.

Effective with March 22, 2004, the NASD has enacted new rules with regard to the allocation of hot issue profits and has expanded the rules to generally encompass new issues (subject to certain exceptions).

7. Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2003, the Partnership had net capital of $29,206,538, which exceeded its minimum net capital requirement of $100,000 by $29,106,538 and its ratio of aggregate indebtedness to net capital was 0.02 to 1.

8. Reserve and Possession or Control Requirements

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

9. Subsequent Event

On January 4, 2004, capital contributions received and withdrawals made were $350,000 and $2,587,454, respectively.

10. Financial Highlights

The following represents the ratios to average partners' capital and other supplemental information for the year ended December 31, 2003:

Ratios to average net asset value	
Total return	
Total return before incentive allocation	4.92 %
Incentive allocation	(0.46)%
Total return after incentive allocation	4.46 %
Expense ratios	
Operating expenses	2.41 %
Interest and dividend expenses	1.27 %
Total expense ratio	3.68 %
Incentive allocation	0.46 %
Total expenses and incentive allocation	4.14 %
Net investment loss ratio	(0.25)%

Total return is a noncumulative, annual calculation for the limited partners taken as a whole excluding certain affiliated limited partners, and does not represent the performance since inception of the Partnership. An individual investor's annual return, and net investment income and expense ratios, may vary from those percentages based upon timing of capital transactions. The total expenses incentive allocation and the total return after incentive allocation adjust the operating expenses and the total return before incentive allocation calculations for the General Partner's carried interest.